UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: November 12, 2008

SOLAR ENERGY LIMITED

(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

001-14791 (Commission File Number)	76-0418364 (IRS Employer Identification Number)

Michael James Gobuty, Chief Executive Officer

73200 El Paseo, Ste #2H, Palm Desert, CA 92260
(Address of principal executive offices)

(760) 773-1111
(Registrant’s telephone number, including area code)

n/a
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

□ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

□ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

□ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

□ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01   REGULATION FD DISCLOSURE

The information contained herein includes a press release attached as *Exhibit 99* which is incorporated by reference into this Item 7.01 in satisfaction of the public disclosure requirements of Regulation FD. This information is "furnished" and not "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, or otherwise subject to the liabilities of that section. However, this information may be incorporated by reference in another filing under the Securities and Exchange Act of 1934 or the Securities Act of 1933 only if, and to the extent that, such subsequent filing specifically references the information incorporated by reference herein.

ITEM 8.01   OTHER EVENTS

On November 12, 2008, Solar Energy Limited (the "Corporation") sold 45,000,000 shares of the common stock of Planktos Corp. ("Planktos") to Maidon Services Limited ("Maidon") pursuant to the terms and conditions of a Purchase Agreement dated August 28, 2008 for cash consideration of $200,000 of which $125,000 was delivered on the closing date. The remainder of the purchase price is due within fourteen months and can be converted at the Company's option into shares of Planktos at $0.25 per share.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(c)   The following exhibits are filed herewith:

Exhibit No.	*Description*
10	Purchase Agreement between the Corporation and Maidon.
99	Press release announcing the acquisition of Planktos by the Maidon.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Solar Energy Limited

By: /s/ Michael James Gobuty   December 12, 2008
Name: Michael James Gobuty
Title: Chief Executive Officer

Exhibit 10

August 28, 2008

<u>REVISED</u>
PURCHASE AGREEMENT

Between: Solar Energy Limited (SLRE), as Seller
        SLRE is a public company listed on the OTCBB

And: Maidon Services Limited, (MSL) as Purchaser
        MSL is a company incorporated and existing under the laws
        of Nicosia, Cyprus.

SLRE owns 45,000,000 shares of a public company listed on the OTC Pink Sheets called Planktos Corp (PLKT). PLKT has a wholly owned private company subsidiary called Planktos, Inc incorporated in California.

SLRE hereby agrees to sell to MSL the 45,000,000 shares on the following terms and conditions:

1. <u>Purchase Price:</u> $200,000 (US)

2. <u>Deposit:</u> $125,000 (US), such deposit to be wired to the account of :
   Solar Energy Limited
   Account# - 6095246945
   Wells Fargo Bank
   74 – 105 El Paseo
   Palm Desert, CA 92260
   Routing# -122000248
   Swift Code WFBIUS6S

3. On receipt of the $125,000, 40,000,000 PLKT shares to be released to MSL on the Closing date,

4. <u>Closing Date:</u> November 13, 2008

5. Balance of $75,000 paid as follows:
   a) $75,000 cash due in 14 months; the $75,000 can be converted into shares of PLKT at the Sellers option in part or in total at any time during the next 14 months at the rate of one share per 25¢. On either payment or conversion of the $75,000 the remaining 5,000,000 PLKT shares to be released.

6. <u>Warranties and Representations of the Seller required on the Closing Date:</u>
   a) that there are no more than 84,000,000 shares issued and outstanding,
   b) that a proposal to change the name of PLKT and to do a 20:1 rollback has not yet been completed. The Purchaser may complete the proposal after modifying it. However, the name Lobo Resources will not be available,
   c) that the only liabilities to be assumed by the Purchaser does not exceed $10,000 including any ongoing legal and accounting fees,

Exhibit 10

d)

e) That the existing directors will resign after nominating the Purchaser's directors,

f) The only asset on Closing is 100% of the shares of Planktos, Inc. the private operating company incorporated in California

7. Miscellaneous Terms and Conditions:

a) Time is of the essence and this Agreement is governed by the laws of Nevada,

b) Offer open until Tuesday, Nov.11, 2008 and the transaction is valid only on receipt of the $125,000 deposit on or before Wed. Nov.13, 2008. The 40,000,000 shares to be released by trustee on verification of the deposit,

c) The Purchaser to have the voting rights of the balance of 5,000,000 shares for the 14 month period until either the $75,000 balance is paid or the Seller has exercised to convert the $75,000 to shares, The 5,000,000 share certificate is #1383, in the name of Solar Energy Limited. SLRE hereby permits MSL to vote these shares for the next 14 months.

d) On execution this is a binding agreement but both parties understand that additional documents may be required to fully outline this transaction. Both parties agree to execute on a timely basis such additional documents.

e) No disclosure of this transaction is permitted unless agreed to by both parties in written form.

Signed:
Solar Energy Limited

/s/ Nelson Skalbania
August 28, 2008

Agreed;
Maidon Services Limited

/s/ _____

4

Exhibit 99

SOLAR SELLS CONTROLLING INTEREST IN PLANKTOS CORP.

December 10, 2008 – Palm Desert, California - Solar Energy Limited (OTCBB "SLRE") ("Solar") announced today that it has sold its controlling interest in Planktos Corp. (Pink Sheets "PLKT") to Maidon Services Limited. The purchase price was $200,000 of which $125,000 was paid on closing and the remainder with the delivery of a convertible promissory note of $75,000 payable within fourteen months of the transaction. Maidon is a private company incorporated in Nicosia, Cyprus.

Solar continues to explore prospective business opportunities and intends to transition to operations in the New Year.

Solar's corporate office has moved to Palm Desert, California.

Forward Looking Statements

A number of statements contained in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. A safe-harbor provision may not be applicable to the forward-looking statements made in this press release because of certain exclusions under Section 27A(b). These forward-looking statements involve a number of risks and uncertainties, including the sufficiency of existing capital resources, and uncertainties related to the development of Solar's business model. The actual results that Solar may achieve could differ materially from any forward-looking statements due to such risks and uncertainties. Solar encourages the public to read the information provided here in conjunction with its most recent filings on Form 10-K and Form 10-Q. Solar's public filings may be viewed at www.sec.gov.

Solar Energy Limited
Contact:

Michael Gobuty, Chief Executive Officer
Phone: (760) 773-1111